
October 17, 2023

Kenneth Stillwell
Chief Financial Officer
Pegasystems Inc.
One Main Street
Cambridge, MA 02142

      Re: Pegasystems Inc.
           Form 10-K for the Year Ended December 31, 2022
           Filed February 15, 2023
           Form 10-Q for the Three Months Ended June 30, 2023
           Filed July 26, 2023
           File no. 001-11859

Dear Kenneth Stillwell:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Technology

cc: Efstathios Kouninis